Exhibit 99.1

LETTER AGREEMENT

June 30, 2022

1.	Securities Purchase Agreement. Reference is made to that certain Securities Purchase Agreement (the “SPA”), dated May 27, 2022, by and between SciSparc Ltd., an Israeli corporation (the “Company”) and the undersigned purchaser (the “Purchaser”). The Company and the Purchaser hereby agree as follows:

1.1.	The definition of “Per Unit Purchase Price” in the SPA is hereby amended to replace “$2.82” with “$2.88”.

1.2.	Section 2.2(a)(v) of the SPA is hereby amended to replace “$2.57” with “$2.63”.

2.	The Purchaser shall, within two Business Days after the date hereof, pay the Company $212,766.00. Payment shall be made by wire transfer in immediately available funds without counterclaim, offset or deduction, formatted as follows:

Bank Name:	Bank Leumi Le Israel B.M.
Branch Name:	Leumitech Business Center 864
Branch Address:	15 Hamenofim St., Herzilia
Account No:	33530048
SWIFT:	LUMIILITXXX
IBAN:	IL530108640000033530048

3.	Ordinary Share Purchase Warrant. Reference is made to that certain Ordinary Share Purchase Warrant (the “Warrant”), dated June 1, 2022, by and between the Company and the Purchaser. The Company and the Purchaser hereby agree as follows:

3.1.	The first paragraph of the Warrant is hereby amended to replace “June 1, 2027” with “June 1, 2029”.

3.2.	Section 2.b of the Warrant is hereby amended to replace “$2.57” with “$2.63”.

3.3.	Section 3.b of the Warrant is hereby amended to replace “$2.57” with “$2.63”.

4.	Registration Rights Agreement. Reference is made to that certain Registration Rights Agreement (the “RRA”), dated May 27, 2022, by and between the Company and the Purchaser. The Company and the Purchaser hereby agree as follows:

4.1.	The definition of “Filing Date” in the RRA is hereby amended to replace thirty (30) days with “thirty-seven (37) days”.

4.2.	The Purchaser hereby waives any liquidated damages that, as of the date of this Letter Agreement, are or may be owed by the Company to the Purchaser under Section 2(d( of the RRA in connection with the Company’s obligations under Sections 2(a) and 3 of the RRA, including, for the avoidance of doubt, in connection with the Company’s obligation under Section 3(a) to deliver a draft of the Initial Registration Statement to Purchaser not less than five Trading Days before its filing, and the Company shall not be required to deliver an additional draft of the Initial Registration Statement prior to the Filing Date. For the further avoidance of doubt, the Purchaser’s waiver set forth in this paragraph is limited to any liquidated damages that the Company owes or may owe to the Purchaser based on the Company’s actions prior to the date of this Letter Agreement, and, therefore, notwithstanding the waiver set forth in this paragraph, if at any time after the date of this Letter Agreement the Company’s conduct gives rise to an obligation to pay liquidated damages pursuant to Section 2(d), the Company agrees that it will timely pay such damages to Purchaser.

5.	Other Provisions. Except as expressly set forth above, all of the terms and conditions of the SPA, the RRA, and the Warrant shall continue in full force and effect after the execution of this Letter Agreement and shall not in any way be changed, modified, or superseded.

6.	Definitions. All capitalized terms not otherwise defined herein shall have the meanings given to them in the SPA.

7.	Counterparts. This Letter Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

8.	Headings. The headings of Sections in this Letter Agreement are provided for convenience only and will not affect its construction or interpretation.

9.	Governing Law. This Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of law thereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Letter Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

scisparc ltd.

By:	/s/ Oz Adler
Name:	Oz Adler
Title:	Chief Executive Officer

Armistice Capital Master Fund Ltd.

By:	/s/ Brian Kohn
Name:	Brain Kohn
Title:	General Counsel of Armistice Capital, LLC, the Investment Manager

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